Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 09/25/17	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX PEARL, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 02/11/16   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: September 25, 2017

By: _____
   Barbara J. Comly
   EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 25th day of September, 2017.

_____
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Exhibit M

EXHIBIT M

<u>Exhibit Request</u>:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a member, subscriber or other user;

3. Principal business address and telephone number;

4. If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

<u>Response</u>:

Attached is a list of the members of the Exchange as of September 25, 2017, including the information set forth in items 1-6 above.


MEMBER FIRMS

Total Firms 36   As of 25-Sep-17

ABN AMRO CLEARING CHICAGO LLC	Approval Date: 2/6/2017
175 West Jackson Blvd., Ste. 400	**PEARL Membership Activities:**
Chicago IL 60604 Tele #: (312) 604-8000	ELECTRONIC EXCH. MEMBER: CLEARANCE
AKUNA SECURITIES LLC	Approval Date: 4/17/2017
333 S. Wabash Avenue, Suite 2600	**PEARL Membership Activities:**
Chicago IL 60604 Tele #: (312) 994-4640	MARKET MAKER
APEX CLEARING CORPORATION	Approval Date: 2/6/2017
350 N. St. Paul, Suite 1300	**PEARL Membership Activities:**
Dallas TX 75201 Tele #: (214) 765-1100	ELECTRONIC EXCH. MEMBER: CLEARANCE
BARCLAYS CAPITAL INC.	Approval Date: 2/6/2017
745 Seventh Avenue	**PEARL Membership Activities:**
New York NY 10019 Tele #: (212) 526-7000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CITADEL SECURITIES LLC	Approval Date: 2/6/2017
131 South Dearborn Street	**PEARL Membership Activities:**
Chicago IL 60603 Tele #: (312) 395-2100	MARKET MAKER/EEM: ORDER FLOW
CITI ORDER ROUTING AND EXECUTION, LLC	Approval Date: 2/6/2017
11 Ewall Street	**PEARL Membership Activities:**
Mt. Pleasant SC 29464 Tele #: (843) 789-2080	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
COMPASS PROFESSIONAL SERVICES, LLC	Approval Date: 2/6/2017
111 W. Jackson Blvd., 20th Fl.	**PEARL Membership Activities:**
Chicago IL 60604 Tele #: (312) 692-5000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CREDIT SUISSE SECURITIES (USA) LLC	Approval Date: 2/6/2017
11 Madison Avenue, 3rd Floor	**PEARL Membership Activities:**
New York NY 10010 Tele #: (212) 325-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CUTLER GROUP, LP	Approval Date: 2/6/2017
101 Montgomery Street, Ste. 700	**PEARL Membership Activities:**
San Francisco CA 94104 Tele #: (415) 293-3956	MARKET MAKER/EEM: ORDER FLOW
DASH FINANCIAL TECHNOLOGIES LLC	Approval Date: 2/6/2017
311 S. Wacker Drive, Ste. 1000	**PEARL Membership Activities:**
Chicago IL 60606 Tele #: (847) 550-1730	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DEUTSCHE BANK SECURITIES INC.	Approval Date: 2/6/2017
60 Wall Street	**PEARL Membership Activities:**
New York NY 10005 Tele #: (212) 250-2500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
GLOBAL EXECUTION BROKERS, LP	Approval Date: 2/6/2017
401 City Avenue, Ste. 200	**PEARL Membership Activities:**
Bala Cynwyd PA 19004 Tele #: (610) 617-2600	ELECTRONIC EXCH. MEMBER: ORDER FLOW
GOLDMAN SACHS & CO. LLC	Approval Date: 2/6/2017
200 West Street	**PEARL Membership Activities:**
New York NY 10282 Tele #: (212) 902-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
GROUP ONE TRADING LP	Approval Date: 2/6/2017
440 South La Salle, Ste. 3232	**PEARL Membership Activities:**
Chicago IL 60605 Tele #: (312) 347-8864	ELECTRONIC EXCH. MEMBER: ORDER FLOW
HILLTOP SECURITIES INC.	Approval Date: 2/6/2017
1201 Elm Street, Ste. 3500	**PEARL Membership Activities:**
Dallas TX 75270 Tele #: (214) 859-1800	ELECTRONIC EXCH. MEMBER: CLEARANCE

HRT FINANCIAL LLC		Approval Date:	4/5/2017
32 Old Slip, 30th Floor		**PEARL Membership Activities:**	
New York NY 10005	Tele #: (212) 293-1444	ELECTRONIC EXCH. MEMBER: ORDER FLOW	
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS		Approval Date:	2/6/2017
233 South Wacker Drive, #4300		**PEARL Membership Activities:**	
Chicago IL 60606	Tele #: (312) 244-3300	MARKET MAKER	
INSTINET, LLC		Approval Date:	2/6/2017
309 West 49th Street		**PEARL Membership Activities:**	
New York NY 10019	Tele #: (212) 310-9500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
INTERACTIVE BROKERS LLC		Approval Date:	2/6/2017
One Pickwick Plaza, 2nd Fl.		**PEARL Membership Activities:**	
Greenwich CT 06830	Tele #: (203) 618-5710	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
ITG DERIVATIVES LLC		Approval Date:	2/6/2017
601 S. LaSalle, Ste. 300		**PEARL Membership Activities:**	
Chicago IL 60605	Tele #: (312) 935-0125	ELECTRONIC EXCH. MEMBER: ORDER FLOW	
J.P. MORGAN SECURITIES LLC		Approval Date:	2/6/2017
383 Madison Avenue		**PEARL Membership Activities:**	
New York NY 10179	Tele #: (201) 595-8471	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
JEFFERIES LLC		Approval Date:	2/6/2017
520 Madison Avenue		**PEARL Membership Activities:**	
New York NY 10022	Tele #: (212) 284-2300	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
MERRILL LYNCH PROFESSIONAL CLEARING CORP.		Approval Date:	2/6/2017
One Bryant Park, 6th Fl.		**PEARL Membership Activities:**	
New York NY 10036	Tele #: (646) 743-1295	ELECTRONIC EXCH. MEMBER: CLEARANCE	
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT		Approval Date:	2/6/2017
One Bryant Park		**PEARL Membership Activities:**	
New York NY 10036	Tele #: (212) 449-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
MORGAN STANLEY & CO. LLC		Approval Date:	2/6/2017
1585 Broadway		**PEARL Membership Activities:**	
New York NY 10036	Tele #: (212) 761-4000	MARKET MAKER/EEM: ORDER FLOW/CLEARANCE	
OPTIVER US LLC		Approval Date:	2/6/2017
130 E. Randolph Street, Ste. 1300		**PEARL Membership Activities:**	
Chicago IL 60601	Tele #: (312) 821-9500	MARKET MAKER	
PERSHING LLC		Approval Date:	2/6/2017
1 Pershing Plaza, 10th Fl.		**PEARL Membership Activities:**	
Jersey City NJ 07399	Tele #: (201) 413-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
SIMPLEX TRADING, LLC		Approval Date:	2/6/2017
230 So. LaSalle St., Ste. 4-100		**PEARL Membership Activities:**	
Chicago IL 60604	Tele #: (312) 360-2440	ELECTRONIC EXCH. MEMBER: ORDER FLOW	
TWO SIGMA SECURITIES, LLC		Approval Date:	9/12/2017
101 Avenue of the Americas, 19th Fl.		**PEARL Membership Activities:**	
New York NY 10013	Tele #: (212) 625-5700	MARKET MAKER/EEM: ORDER FLOW	
UBS SECURITIES LLC		Approval Date:	2/6/2017
1285 Avenue of the Americas		**PEARL Membership Activities:**	
New York NY 10019	Tele #: (203) 719-3000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
VIRTU AMERICAS LLC		Approval Date:	2/6/2017
300 Vesey Street		**PEARL Membership Activities:**	
New York NY 10282	Tele #: (201) 386-2891	MARKET MAKER/EEM: ORDER FLOW/CLEARANCE	
VOLANT LIQUIDITY, LLC		Approval Date:	2/6/2017
250 Vesey Street, Ste. 2601		**PEARL Membership Activities:**	
New York NY 10281	Tele #: (646) 484-3000	ELECTRONIC EXCH. MEMBER: ORDER FLOW	

WEDBUSH SECURITIES INC.		Approval Date:	2/6/2017
1000 Wilshire Boulevard, Suite 900		**PEARL Membership Activities:**	
Los Angeles CA 90017	Tele #: (213) 688-8090	ELECTRONIC EXCH. MEMBER: CLEARANCE	
WELLS FARGO SECURITIES, LLC		Approval Date:	2/6/2017
550 South Tryon Street, 6th Floor		**PEARL Membership Activities:**	
Charlotte NC 28202	Tele #: (704) 715-6133	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
WOLVERINE EXECUTION SERVICES, LLC		Approval Date:	2/6/2017
175 W. Jackson Blvd., Ste. 200		**PEARL Membership Activities:**	
Chicago IL 60604	Tele #: (312) 884-4000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE	
WOLVERINE TRADING, LLC		Approval Date:	2/6/2017
175 W. Jackson Blvd., Ste. 200		**PEARL Membership Activities:**	
Chicago IL 60604	Tele #: (312) 884-3490	MARKET MAKER	